

03012140

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15855

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2002___ AND ENDING ___December 31, 2002___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EquiTrust Marketing Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5400 University Avenue

(No. and Street)

West Des Moines, Iowa 50266

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis M. Marker   (515) 225-5522

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

(Name – of individual, state last, first, middle name)

801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
    X Certified Public Accountant
    ☐Public Accountant
    ☐Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 3 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

0301-0388586

Oath or Affirmation

I, Dennis M. Marker, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of EquiTrust Marketing Services, LLC, as of December 31, 2002, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

JENNIFER A. SOUDER
COMMISSION NO. 704873
MY COMMISSION EXPIRES
08/30/03

Dennis M. Marker
Vice President

Notary Public

This report contains:

(X) (a) Facing page
(X) (b) Statements of Financial Condition
(X) (c) Statements of Operations
(X) (d) Statements of Cash Flows
(X) (e) Statements of Changes in Members' Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
(X) (n) Independent Auditors' Supplementary Report on Internal Control

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

EquiTrust Marketing Services, LLC
Years Ended December 31, 2002 and 2001

EquiTrust Marketing Services, LLC

Financial Statements and
Supplemental Information

Years Ended December 31, 2002 and 2001

Contents



■ **Ernst & Young** LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

■ Phone: (515) 243-2727
www.ey.com

Report of Independent Auditors

The Members
EquiTrust Marketing Services, LLC

We have audited the accompanying statements of financial condition of EquiTrust Marketing Services, LLC as of December 31, 2002 and 2001, and the related statements of operations, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EquiTrust Marketing Services, LLC at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supporting schedules are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

February 5, 2003

EquiTrust Marketing Services, LLC

Statements of Financial Condition

	December 31	
	2002	**2001**
Assets		
Investments, at market value:		
EquiTrust Money Market Fund, Inc. (approximates cost)	$ **179,766**	$ 120,331
Provident Money Market Fund, Inc. (approximates cost)	**814,808**	817,866
	994,574	938,197
Accounts receivable	**67,180**	62,587
Due from EquiTrust Investment Management Services, Inc.	**51,242**	49,431
Due from Farm Bureau Life Insurance Company	**29,557**	27,375
Due from EquiTrust Life Insurance Company	**47,447**	53,899
Other assets	**49,741**	89,348
Total assets	**$1,239,741**	$1,220,837
Liabilities and members' equity		
Liabilities:		
Due to Farm Bureau Life Insurance Company	$ **196,836**	$ 126,788
Accounts payable and accrued expenses	**169,359**	158,765
Total liabilities	**366,195**	285,553
Members' equity:		
Series A member's equity	**758,594**	804,400
Series C member's equity	**64,868**	98,602
Series D member's equity	**50,084**	32,282
Total members' equity	**873,546**	935,284
Total liabilities and members' equity	**$1,239,741**	$1,220,837

See accompanying notes.

EquiTrust Marketing Services, LLC

Statements of Operations

| | Year Ended December 31 | |
	2002	2001
Revenues:		
Administrative service fees	**$14,247,997**	$14,997,261
Investment income:		
Dividends from EquiTrust Money Market Fund, Inc.	**1,477**	9,123
Dividends from other investment	**11,622**	20,591
Total revenues	**14,261,096**	15,026,975
Expenses:		
Regulatory fees and expenses	**99,140**	89,006
Salaries and related expenses	**1,341,088**	970,769
Other operating expenses	**13,734,960**	14,399,641
Total expenses	**15,175,188**	15,459,416
Net loss	**$ (914,092)**	$ (432,441)

See accompanying notes.

EquiTrust Marketing Services, LLC

Statements of Changes in Members' Equity

	Series A Member's Equity	Series B Member's Equity	Series C Member's Equity	Series D Member's Equity	Total Members' Equity
Balance at January 1, 2001	$ 350,277	$83,123	$ 25,514	$32,971	$ 491,885
Capital contributions	1,000,000	–	24,486	62,304	1,086,790
Capital distributions	–	(83,123)	(127,827)	–	(210,950)
Net income (loss) for 2001	(545,877)	–	176,429	(62,993)	(432,441)
Balance at December 31, 2001	804,400	–	98,602	32,282	935,284
Capital contributions	1,000,000	–	–	50,216	1,050,216
Capital distributions	–	–	(197,862)	–	(197,862)
Net income (loss) for 2002	(1,045,806)	–	164,128	(32,414)	(914,092)
Balance at December 31, 2002	$ 758,594	$ –	$ 64,868	$50,084	$ 873,546

See accompanying notes.

EquiTrust Marketing Services, LLC

Statements of Cash Flows

| | Year Ended December 31 | |
	2002	2001
Operating activities		
Net loss for year	$ (914,092)	$ (432,441)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	(4,593)	(2,403)
Due from EquiTrust Investment Management Services, Inc.	(1,811)	107
Due from Farm Bureau Life Insurance Company	(2,182)	(4,542)
Due from EquiTrust Life Insurance Company	6,452	16,700
Other assets	39,607	17,473
Due to Farm Bureau Life Insurance Company, Kansas Farm Bureau Life Insurance Company and United Farm Family Life Insurance Company	70,048	(28,671)
Accounts payable and accrued expenses	10,594	(24,549)
Net cash used in operating activities	(795,977)	(458,326)
Financing activities		
Capital contributions from members	1,050,216	1,086,790
Capital distributions to members	(197,862)	(210,950)
Net cash provided by financing activities	852,354	875,840
Increase in cash and cash equivalents	56,377	417,514
Cash and cash equivalents at beginning of year	938,197	520,683
Cash and cash equivalents at end of year	$ 994,574	$ 938,197

See accompanying notes.

EquiTrust Marketing Services, LLC

Notes to Financial Statements

December 31, 2002

1. Significant Accounting Policies

Organization

EquiTrust Marketing Services, LLC (the Company) engages primarily in the sale of shares of EquiTrust Series Fund, Inc. and EquiTrust Money Market Fund, Inc. (EquiTrust Funds) sponsored by Farm Bureau Life Insurance Company, which is an indirect wholly-owned subsidiary of FBL Financial Group, Inc.

At December 31, 2002, the Company has one Series A member, FBL Financial Services, Inc., a wholly-owned subsidiary of FBL Financial Group, Inc., one Series C member, United Farm Family Life Insurance Company and one Series D member, Missouri Farm Bureau Life Insurance Company (the Members). On January 1, 2001, the Series B member, Kansas Farm Bureau Life Insurance Company, Inc., merged with Farm Life Insurance Company. As a result, the Series B member's equity of $83,123 was distributed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all investments in mutual funds where the majority of the underlying investments are of a short-term nature (i.e., money market funds) to be cash equivalents.

Commission Revenue and Expense

Administrative service fees and other operating expense generally consist of commission revenue and expense related to the sale of mutual fund shares and variable products. Commissions are recognized on a trade-date basis, which is the date a trade is executed.

EquiTrust Marketing Services, LLC

Notes to Financial Statements (continued)

2. Income Taxes

As a Limited Liability Company, the Company has elected to be classified as a partnership for federal tax reporting purposes. Therefore, the Company will generally not be subject to federal or state income taxes.

3. Retirement and Compensation Plans

The Company participates with Farm Bureau Life Insurance Company and several other affiliates in various defined benefit plans covering substantially all employees. The benefits of these plans are based primarily on years of service and employees' compensation. The Company and affiliates have adopted a policy allocating the required contribution to the plans between themselves generally on a basis of time incurred by the respective employees for each employer. Pension expense aggregated $85,090 and $79,928 for the years ended December 31, 2002 and 2001, respectively.

The Company and affiliates allocate postretirement benefit expense in a manner consistent with pension expense discussed above. Postretirement benefit expense aggregated $666 and $605 for the years ended December 31, 2002 and 2001, respectively.

The Company provides benefits to representatives of the Company, who also serve as agents to its insurance affiliates, through the Agents' Career Incentive Plan. Company contributions to the plan are based upon the individual agent's earned commissions and vary based upon the overall production level and the number of years of service. Company contributions, net of refunds, with respect to this plan during the years ended December 31, 2002 and 2001 resulted in income of $2,536 and $1,427, respectively.

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had defined net capital of $608,488, which was

EquiTrust Marketing Services, LLC

Notes to Financial Statements (continued)

4. Regulatory Requirements (continued)

$584,075 in excess of its required net capital of $24,413. The Company's net capital ratio was .60 to 1. Various other regulatory agencies may impose additional capital requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

5. Limited Liability Company Agreement

The Limited Liability Company Agreement approved by the Members outlines the capital structure of the Company, capital contributions to be made by the Members, allocations of revenues and expenses to the Members and distributions to the Members.

Interests in the Company are divided into Series, with the interest of each Member constituting a separate Series. The Company is authorized to issue 100 Series. The holder of Series A interest, referred to as the principal member, is the only Member with voting rights for the Company. Associate members are allowed to conduct business relating only to the sale of variable life insurance, variable annuity and mutual fund products, which have been approved by the Board of Managers for distribution through the Company.

A separate capital account has been established for each Member and will be established for each new Member admitted to the Company in the future. Each Member's capital account will contain that Member's initial capital contribution adjusted at the end of each calendar quarter for: (a) the amount of revenue received by the Company during the quarter as a result of that Member's operations; (b) the amount of additional capital contributions by that Member during the quarter; (c) all costs and expenses directly incurred by that Member and all costs and expenses allocated to that Member's Series during the quarter, including general overhead of the Company; and (d) the amount of all distributions made to the Member during the quarter. For the period July 1, 2002 through December 31, 2002, the Company waived the allocation of general overhead and registered representative fees to the Series D member. During this timeframe all such costs were allocated to the Series A member. The amount of minimum required capital for each associate member is currently $50,000. The Members may be called upon for additional capital contributions in certain situations, including the necessity to maintain minimum regulatory capital requirements.

5. Limited Liability Company Agreement (continued)

Distributions may be made to the principal member at the discretion of the Board of Managers of the Company. Distributions may be made to an associate member within 30 days after the end of each calendar quarter, provided that such distribution would not cause that Member's capital balance to decline below the minimum required capital.

Associate members may terminate their Series at any time, so long as the balance in their capital account is greater than zero. The Board of Managers may also terminate the Series of any associate member if that Member's capital account is less that the minimum required capital and the associate member has failed to honor a capital call for the shortfall.

6. Related Party Transactions

The Company is reimbursed for sales and related services under an agreement with EquiTrust Investment Management Services, Inc. (wholly owned by FBL Financial Services, Inc.), the EquiTrust Funds' principal underwriter. The agreement provides that dealers of the EquiTrust Funds would be compensated based on an annual fee charged to the EquiTrust Funds. As principal dealer of the EquiTrust Funds, the Company received compensation of $245,138 and $264,344 in the years ended December 31, 2002 and 2001, respectively, from EquiTrust Investment Management Services, Inc.

Additionally, the Company's registered representatives sell variable universal life and variable annuity products under agreements with Farm Bureau Life Insurance Company (Farm Bureau) and EquiTrust Life Insurance Company (EquiTrust, a wholly-owned subsidiary of Farm Bureau). These agreements provide that Farm Bureau and EquiTrust will compensate the Company for all commissions paid to its registered representatives. In addition, Farm Bureau agrees to compensate the Company $200 per registered representative per year. During the year ended December 31, 2002, the Company received $13,176,373 (2001 – $13,728,246) under these agreements, of which $12,485,714 (2001 – $13,083,916) was paid directly to the registered representatives serving as the writing agents.

The Company shares certain office facilities and services with the Iowa Farm Bureau Federation and its affiliated companies. These expenses are allocated to the Company on the basis of cost and time studies that are updated annually, and consist primarily of salaries and related expenses, travel, and occupancy costs. Aggregate payments for such expenses were approximately $2,006,547 and $1,793,474 for the years ended December 31, 2002 and 2001, respectively.

6. Related Party Transactions (continued)

The Company participates in a management agreement with FBL Financial Group, Inc. Under this agreement, FBL Financial Group, Inc. provides general business, administrative analysis, and management services to the Company. During the years ended December 31, 2002 and 2001, the Company incurred expenses under this contract of $5,221 and $4,125, respectively.

7. Subsequent Event

On January 31, 2003, the Company distributed excess capital of $14,869 to the Series C member.

Supplemental Information

EquiTrust Marketing Services, LLC

Computation of Net Capital – Part IIA

December 31, 2002

Computation of Net Capital

1.	Total ownership equity from Statement of Financial Condition		$873,546
2.	Deduct ownership equity not allowable for Net Capital		–
3.	Total ownership equity qualified for Net Capital		873,546
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
	B. Other (deductions) or allowable credits		–
5.	Total capital and allowable subordinated liabilities		873,546
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C):		
	1. Accounts receivable	$67,180	
	2. Due from EquiTrust Investment Management Services, Inc.	51,242	
	3. Due from Farm Bureau Life Insurance Company	29,557	
	4. Due from EquiTrust Life Insurance Company	47,447	
	5. Other assets	49,741	$245,167
	B. Secured demand note deficiency		–
	C. Commodity futures contracts and spot commodities – proprietary capital charges		–
	D. Other deductions and/or charges		– (245,167)
7.	Other additions and/or allowable credits		–
8.	Net capital before haircuts on securities positions		628,379
9.	Haircuts on securities [computed, where applicable, pursuant to 15c3-1 (f)]:		
	A. Contractual securities commitments	$ –	
	B. Subordinated securities borrowings		–
	C. Trading and investment securities:		
	1. Exempted securities		–
	2. Debt securities		–
	3. Options		–
	4. Other securities	19,891	
	D. Undue concentration		–
	E. Other		– (19,891)
10.	Net Capital		$608,488

EquiTrust Marketing Services, LLC

Computation of Net Capital – Part IIA (continued)

Computation of Basic Net Capital Requirement

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 24,413
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13.	Net capital requirement (greater of line 11 or 12)	24,413
14.	Excess net capital (line 10 less 13)	584,075
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	571,868

Computation of Aggregate Indebtedness

16.	Total A.I. liabilities from Statement of Financial Condition		$366,195
17.	Add:		
	A. Drafts for immediate credit	$ –	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
	C. Other unrecorded amounts	–	–
19.	Total aggregate indebtedness		366,195
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		60%
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		–

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1. Minimum dollar net capital requirement, or
  2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

EquiTrust Marketing Services, LLC

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2002

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify below the
    section upon which such exemption is based (check one only)
    A. (k)(1) – Limited business (mutual funds and/or variable
        annuities only)   __X__
    B. (k)(2)(i) – "Special Account for the Exclusive Benefit of
        customers" maintained   _____
    C. (k)(2)(ii) – All customer transactions cleared through another
        broker-dealer on a fully disclosed basis. Name of clearing
        firm_____.   _____
    D. (k)(3) – Exempted by order of the Commission   _____

EquiTrust Marketing Services, LLC

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2002

There are no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2002.



	Ernst & Young LLP	■ Phone: (515) 243-2727
Suite 3400	www.ey.com
801 Grand Avenue	
Des Moines, Iowa 50309-2764	

Independent Auditors' Supplementary
Report on Internal Control

The Members
EquiTrust Marketing Services, LLC

In planning and performing our audit of the financial statements of EquiTrust Marketing Services, LLC (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 5, 2003

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